June 29, 2012

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn.: Amanda	Ravitz

    Assistant Director

Re:	Gen-Probe Incorporated
Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A filed on June 20, 2012
File No. 000-49834
Amendment No. 2 filed on June 29, 2012

Dear Ms. Ravitz:

On behalf of Gen-Probe Incorporated, a Delaware corporation (the “Company”), we are submitting this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 28, 2012, relating to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on June 20, 2012 (the “First Amended Proxy Statement”).

We have revised the First Amended Proxy Statement in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Second Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two (2) blacklined copies of the Second Amended Proxy Statement marked to show changes from the First Amended Proxy Statement.

The responses of the Company to the Staff’s comments are set forth below. To facilitate the Staff’s review, the Staff’s comments are reproduced below in italicized text, with the Company’s responses immediately below the comments. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Second Amended

U.S. Securities and Exchange Commission

June 29, 2012

Proxy Statement. Page references in the responses to the Staff’s comments correspond to the pagination of the Second Amended Proxy Statement.

Background of the Merger, page 22

1.	We note your revised disclosure on page 24 in response to prior comment 6; however, your revised disclosure does not explain why the board rejected the “other strategic options.” Please revise accordingly.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Proxy Statement to indicate the reasons why the board did not proceed with the other strategic options. Please see page 24 of the Second Amended Proxy Statement.

2.	We note that on April 6, 2012 you executed confidentiality agreements with Hologic to enable further discussion and facilitate information exchange, based upon the March 30 Hologic Proposal. Please revise further to discuss the process by which the board determined to move forward with Hologic due diligence based upon the March 30 offer, in light of its refusal to do so in connection with Party D’s May 9 indication of interest.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Proxy Statement to clarify that Party D was permitted to conduct due diligence in connection with its evaluation of the Company and that Party D had in fact substantially completed all of its due diligence at the time of its June 1, 2011 letter. In addition, the Company has revised the disclosure in the First Amended Proxy Statement to indicate the reasons provided to the Company as to why Party D’s board had determined in July 2011 not to pursue a transaction with the Company. Please see pages 23 and 24 of the Second Amended Proxy Statement.

Opinion of Gen-Probe’s Financial Advisor, page 32

3.	We refer to prior comment 8 and your disclosure on page 25 indicating that Morgan Stanley reviewed and analyzed the financial terms of the March 30 proposal during a telephonic meeting on April 5, 2012. Please provided us a summary of this oral presentation as well as any other oral presentations where Morgan Stanley discussed and analyzed the financial terms with board members.

Response to Comment 3:

In response to the Staff’s comment, the Company notes that, at the telephonic meeting on April 5, 2012, Morgan Stanley provided a preliminary draft of discussion materials to the board dated April 3, 2012, which have been submitted separately to the Commission under a confidential treatment request dated June 29, 2012. The oral presentation of Morgan Stanley on

U.S. Securities and Exchange Commission

June 29, 2012

April 5 is summarized by these materials. In addition, we note that these discussion materials were not prepared in connection with the Morgan Stanley opinion, were done on a preliminary basis and the analyses provided in it were not finalized until the presentation made on April 27, which is described in the proxy statement. For those reasons, we do not believe that they constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 1015 of Regulation M-A or that any further disclosure in the proxy statement is appropriate or material to investors.

We also confirm that the oral presentations of Morgan Stanley to the board on April 27 and April 29 similarly are summarized by the discussion materials to the board previously submitted to the Commission under a confidential treatment request dated June 20, 2012.

4.	We note your response to prior comment 9 which indicates that there have been developments in your business since April 29, 2012. Please revise your summary and background sections to discuss any material developments in your business since April 29, 2012, and describe what consideration, if any, the board has given to how these developments impact the board’s recommendation to shareholders.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure in the First Amended Proxy Statement. Please see pages 4 and 29 of the Second Amended Proxy Statement.

Prospective Financial Information, page 39

5.	We refer to page 17 of the April 27, 2012 Board of Directors Presentation which you provided in response to prior comment 8. Please reconcile the figures in the bottom left table on page 17 to the Adjusted EBITDA figures disclosed on page 40.

Response to Comment 5:

In response to the Staff’s comment, the Company notes that the differences between the Adjusted EBITDA figures on page 40 of the First Amended Proxy Statement and the Non-GAAP EBITDA figures contained in the bottom left table on page 17 of the April 27, 2012 Board of Directors Presentation relate solely to the inclusion of stock-based compensation in the Adjusted EBITDA figures. In order to provide the requested reconciliation, we have added additional lines so that the disclosure reflects (i) the Non-GAAP EBITDA figures (which are identical to the figures contained in the April 27, 2012 Board of Directors Presentation), (ii) the stock-based compensation adjustment figures, and (iii) the Adjusted EBITDA figures (i.e., total of (i) and (ii)). Please see page 40 of the Second Amended Proxy Statement.

In connection with our response to the Staff’s comments on behalf of the Company, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

U.S. Securities and Exchange Commission

June 29, 2012

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter or the enclosed Amended Proxy Statement, please do not hesitate to contact Brian J. McCarthy at (213) 687-5070 or the undersigned at (213) 687-5381.

Respectfully yours,

/s/ David C. Eisman

David C. Eisman, Esq.

Enclosures

cc:	William Bowen, Senior Vice President, General Counsel and Secretary

Gen-Probe Incorporated

Philip J. Flink, Esq. and Edwin C. Pease, Esq.

Brown Rudnick LLP

EXHIBIT A

GEN-PROBE INCORPORATED

10210 Genetic Center Drive

San Diego, California 92121

June 29, 2012

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn.: Amanda Ravitz

            Assistant Director

Re:	Gen-Probe Incorporated
Amendment No. 1 to Preliminary Proxy Statement
on Schedule 14A filed on June 20, 2012
File No. 000-49834
Amendment No. 2 filed on June 29, 2012

Dear Ms. Ravitz:

In connection with Skadden, Arps, Slate, Meagher & Flom LLP’s comment response letter, dated June 29, 2012 (the “Response Letter”), filed on behalf of Gen-Probe Incorporated (the “Company”) with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on June 29, 2012, in response to your letter, dated June 28, 2012, relating to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on June 20, 2012, the Company is hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

*    *    *

Respectfully yours,

GEN-PROBE INCORPORATED

By:	/s/ R. William Bowen
Name: R. William Bowen
Title: Senior Vice President and General Counsel